Exhibit (a)(10)

 FOR IMMEDIATE RELEASE

 Contacts:
 Richard Skaare                          Josh Silverman / Joele Frank
 AMP Corporate Communication             Abernathy MacGregor Frank
 717/592-2323                            212/371-5999

 Doug Wilburne
 AMP Investor Relations
 717/592-4965


 AMP EXTENDS EXPIRATION DATE OF SELF-TENDER OFFER

 HARRISBURG, Pennsylvania (November 16, 1998) -- AMP Incorporated
 (NYSE: AMP) announced today that it is extending the expiration date of its self-tender offer to purchase up to 30 million of its shares at a price of $55.00 per share to midnight on Wednesday, November 25, 1998. AMP's self-tender offer was originally scheduled to expire at midnight on Friday, November 20, 1998. The extension is intended to align the expiration date of the self-tender with the expected completion date for the syndication of the committed financing for the self-tender and the completion of related documentation. The extension is also intended to give AMP's shareholders an opportunity to review supplemental materials to be filed with the Securities and Exchange Commission and mailed to shareholders shortly, which include revised pro-forma financial information based on the results of operations for the nine month period ending September 30, 1998.

 As of the close of business on Friday, November 13, 1998, 22,803,681 shares have been validly tendered and not withdrawn pursuant to the self-tender offer.

 Headquartered in Harrisburg, PA, AMP is the world's leading manufacturer of electrical, electronic, fiber-optic and wireless interconnection devices and systems. The Company has 47,000 employees in 53 countries serving customers in the automotive, computer, communications, consumer, industrial and power industries. AMP sales reached $5.75 billion in 1997.

                                 # # #